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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                         SEC File Number 0-15960

                           NOTIFICATION OF LATE FILING

(Check One): [x] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
             [ ] Form N-SAR

For Period Ended: December 31, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-L
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

PART I. REGISTRANT INFORMATION

                             U.S. Technologies Inc.
                            (Full Name of Registrant)

                           1130 Connecticut Avenue, NW
                          (Address of Principal Office)

                             Washington, D.C. 20008
                           (City, State and Zip Code)

PART II. RULE 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

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PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant's Certifying Independent Accountant and Management have not been able to complete the necessary work for preparation and filing of the Form 10-K for the year ended December 31, 2000 within the prescribed time period.

PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                Greg Earls                 (202)                  466-3100
                  (Name)                (Area Code)           (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [x] Yes [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [x] NO

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Due to the changes in the registrant's business, as reported over the last year, it is expected that the results of operations for the year ended December 31, 2000 will be significantly different, and the loss most likely greater, than the results reported for the year ended December 31, 1999. The magnitude of the difference is uncertain due to ongoing valuations of assets and businesses purchased in 2000.

         The Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                             U.S. TECHNOLOGIES INC.


Date: April 2, 2001      By: /s/ Gregory Earls
                             ---------------------------------------------------
                             Gregory Earls, Chairman and Chief Executive Officer